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                                                                    EXHIBIT 99.7


                              [BALDWIN LETTERHEAD]

                              BALDWIN NEWS RELEASE

CONTACTS: Perry Schwartz                                Wes Truesdell
          Baldwin Piano                                 The Dilenschneider Group
          (513) 576-4518                                (212) 922-0900

                     BALDWIN TO PHASE OUT CONSIGNMENT SALES
                    AND SHIFT DEALERS TO LOWER COST FINANCING

      SHIFT WILL PRODUCE A POSITIVE ONE-TIME INCREASE IN SALES AND EARNINGS

     LOVELAND, OH, June 25, 1997 -- Baldwin Piano and Organ Company (NASDAQ:BPAO) today announced that it has begun to phase out consignment sales and will help its dealers obtain lower-cost financing for their inventories. When fully implemented, the change will reduce Baldwin's debt by about $25 million. At the end of the first quarter, March 31, 1997, Baldwin had outstanding debt of approximately $39 million.

     The phase-out of consignment sales will also accelerate cash flow and income recognition at Baldwin, producing a substantial one-time increase in sales and earnings as dealers end their reliance on consignment financing.

     Following several months of negotiations with Anaheim, California-based Deutche Financial Services (DFS), Baldwin has created a program that will reduce financing costs for nearly all of its dealers. Baldwin's sales force and representatives of DFS are now in the field helping dealers make the transition. Initial dealer reaction to the plan, which was finalized in mid-March, was described by the company as "very positive."

     "Our strategic plan to build shareholder value is moving ahead right on schedule and phasing out consignment is an important part of that plan," said Karen L. Hendricks, chairman and CEO of Baldwin. "It is a win, win situation for Baldwin and its dealers. Our dealers get favorable financing and we get sharply reduced debt and interest expense


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and lower administrative costs. Our dealers also get a Baldwin sales force that can devote full time to helping them grow their businesses. Under the current consignment program, our sales representatives spend up to 40 percent of their time managing and accounting for inventory."

     With the transition still in progress, the company declined to quantify the savings but described the reduced interest expense, accelerated revenue recognition and improvements in sales force efficiency as "very substantial."

     Baldwin Piano & Organ Company has manufactured and marketed keyboard musical products for 135 years and has been providing consumer financing for its investments for nearly a century. The market leader in acoustic pianos in the United States, Baldwin also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

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"Safe Harbor" statement under the Private Securities Litigation Reform Act of
1995:

This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.